                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of September 21, 1999

                                   MERANT plc
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


     Form 20-F   X                                        Form 40-F _____
              -------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes   X                                              No  _____
            -------

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)

                       LONDON STOCK EXCHANGE ANNOUNCEMENT


Company Name:
MERANT plc

Full Issuer Name:
MERANT plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:


Telephone Confirmation of Release Required:


Contact Name:
Philip Rosier

Tel. No:
01635 565583

Headline:
Barry X Lynn

Announcement   Body   Information:   The  appointment  of  Barry  X  Lynn  as  a
Non-Executive Director of the Company was confirmed by Shareholders on 16th September 1999 and his appointment became effective on that date. Mr Lynn is currently the Chief Executive Officer of Be eXceL Inc., which he recently founded to provide internet-based software products and services, and is also the Principal of Where Eagles Soar Inc. of Toronto, Canada, a consulting firm. From 1983 to 1999, Mr. Lynn held several senior management positions at Wells Fargo & Company, including President of Wells Fargo Technology Services, Chief Information Officer and President of Wells Fargo Securities. The Company has been advised by Mr Lynn that none of the matters set out in paragraph 6.F.2(b) to (g) of the Listing Rules are applicable to him.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        MERANT plc
                                        (Registrant)


Date:  September 21, 1999          By:  /s/ Kenneth A. Sexton
                                        ---------------------------------------
                                        Kenneth Sexton
                                        Chief Financial Officer